Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Weyerhaeuser Company:
We consent to the incorporation by reference in the registration statements (No. 333-74311, No. 333-140996 and No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 23, 2008, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan — Number One as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental financial statement schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K of the Weyerhaeuser Company Hourly 401(k) Plan — Number One.
/s/ KPMG LLP

Seattle, Washington
June 23, 2008